                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

                          VELOCITY EXPRESS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.004 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   922-57T-202
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              WESLEY C. FREDENBURG
                                    Secretary
                              Four Paramount Plaza
                          7803 Glenroy Road, Suite 200
                          Bloomington, Minnesota 55439
                                 (612) 492-2400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                                    EUNU CHUN
                              Kirkland & Ellis LLP
                              153 East 53rd Street
                          New York, New York 10022-4675
                                 (212) 446-4800


                                 AUGUST 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 21 Pages

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 2 of 21 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Putnam Ventures, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF        -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       38,205,838 (See Item 5)
          EACH           -------------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       38,205,838 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              38,205,838 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              76.9%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 3 of 21 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Putnam Parallel Ventures, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF        -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       28,101,815 (See Item 5)
          EACH           -------------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       28,101,815 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              28,101,815 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              71.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 4 of 21 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Putnam Fund Advisors, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF        -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       69,337,213 (See Item 5)
          EACH           -------------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       69,337,213 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              69,337,213 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 5 of 21 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Putnam Fund Advisors, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF        -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       69,337,213 (See Item 5)
          EACH           -------------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       69,337,213 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              69,337,213 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 6 of 21 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Global Internet Managers, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF        -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       69,337,213 (See Item 5)
          EACH           -------------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       69,337,213 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              69,337,213 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 7 of 21 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              TH Lee Global Internet Advisors, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF        -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       69,337,213 (See Item 5)
          EACH           -------------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       69,337,213 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              69,337,213 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 8 of 21 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              THLi Co Investment Partners, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF        -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       2,186,348 (See Item 5)
          EACH           -------------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       2,186,348 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,186,348 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

---------------------                                         ------------------
CUSIP No. 922-57T-202                  13D                    Page 9 of 21 Pages
---------------------                                         ------------------


--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Blue Star I, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF        -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       843,212 (See Item 5)
          EACH           -------------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       843,212 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              843,212 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              OO
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

---------------------                                        -------------------
CUSIP No. 922-57T-202                  13D                   Page 10 of 21 Pages
---------------------                                        -------------------


--------------------------------------------------------------------------------
   1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Thomas H. Lee
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

              Not Applicable.
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                                                   [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

        NUMBER OF        -------------------------------------------------------
         SHARES             8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       69,337,213 (See Item 5)
          EACH           -------------------------------------------------------
        REPORTING           9    SOLE DISPOSITIVE POWER
         PERSON
          WITH           -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                       69,337,213 (See Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              69,337,213 (See Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              85.8%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------


* SEE INSTRUCTIONS.

      ITEM 1. SECURITY AND ISSUER

      This Amendment No. 13 dated August 25, 2004 (the "Amendment") amends Amendment No. 12 dated July 29, 2004, Amendment No. 11 dated May 4, 2004, Amendment No. 10 dated April 22, 2004, Amendment No. 9 dated April 2, 2004, Amendment No. 8 dated February 18, 2004, Amendment No. 7 to Schedule 13D dated December 23, 2003, Amendment No. 6 to Schedule 13D dated December 4, 2003, Amendment No. 5 dated November 4, 2003, Amendment No. 4 dated October 30, 2003, Amendment No. 3, dated October 22, 2003, Amendment No. 2 dated October 7, 2003, Amendment No. 1 to Schedule 13D dated November 14, 2002, and Schedule 13D dated September 4, 2002. The class of equity security to which this Amendment relates is the common stock, par value $.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are Four Paramount Plaza, 7803 Glenroy Road, Suite 200, Bloomington, Minnesota 55439.

      ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended to add the following:

      ISSUANCE OF SERIES K PREFERRED STOCK

      On August 23, 2004 THLPV purchased 7,266,666 shares of Series K Preferred Stock (the "Series K Preferred Stock") for the subscription price of $1.50 per share out of a total of 7,266,666 shares of Series K Preferred Stock issued on such date. THLPV provided consideration of $10,900,000 on August 23, 2004 to the Issuer as consideration for the full purchase price of the Series K Preferred Stock. The rights and preferences of the Series K Preferred Stock are set forth in the Certificate of Designation of Preferences and Rights of Series K Convertible Preferred Stock, attached hereto as Exhibit 14 and incorporated by reference herein. The Stock Purchase Agreement with respect to the Series K Preferred Stock for each of the U.S. Fund, the Non-U.S. Fund, Blue Star and the Co Investor is substantially in the form attached hereto as Exhibit 15 and incorporated by reference herein. Upon shareholder approval of (i) an amendment to the Issuer's Certificate of Incorporation to increase the number of authorized shares of Common Stock to 700,000,000 and Preferred Stock to 60,000,000 and (ii) the issuance of the Series K Preferred Stock, the Series K Preferred Stock (including any fraction of a Share), may be converted into a number of shares of Common Stock computed by multiplying the number of Shares to be converted by the purchase price per share (initially $1.50) and dividing the result by the conversion price then in effect. The initial conversion price was $0.15 per share. Assuming conversion into Common Stock of all of THLPV's Series K Preferred Stock, THLPV would acquire a total of 72,666,680 shares of Common Stock. However, because the conversion of the Series K Preferred Stock by THLPV is contingent upon shareholder approval (in addition to the shares of Series I Preferred Stock and Series J Preferred Stock held by THLPV which also remain subject to shareholder approval), pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons would not be deemed to be beneficial owner of any of the 171,629,071 shares of Common Stock, 70,686,759 shares of Common Stock, and 72,666,660 shares of Common Stock issuable upon conversion of THLPV's Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock, respectively, until the date of shareholder approval of the Series I Preferred Stock, Series J Preferred Stock and the Series K Preferred Stock and the amendment to the Issuer's Certificate of Incorporation to increase the number of authorized shares as discussed above.

      As of the date of this filing, THLPV beneficial ownership has been increased solely as a result of an increase in the number of shares of Common Stock into which the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are convertible upon exercise of such series of preferred stock, which increased pursuant to antidilution provisions in the preferred instruments governing such series of preferred stock (or warrants to purchase such series of preferred stock) held by THLPV as a result of the issuance of the Series K Preferred Stock discussed above. The number of shares of Common Stock into which the shares of Series I Preferred Stock and Series J Preferred Stock are convertible has also increased as a result of such issuance, however, as the date of this Amendment, conversion of shares of Series J Preferred Stock and Series I Preferred Stock into shares of Common Stock remains subject to shareholder approval, and such shares have been excluded for purposes of calculating beneficial ownership, as discussed above and in Item 5 below.

      ITEM 5. AGGREGATE EFFECT ON BENEFICIAL OWNERSHIP


                              Page 11 of 21 Pages

      Item 5 is hereby amended and restated as follows:

      As a result of the issuance of Series K Preferred Stock described in Item 4 above, THLPV may be deemed to beneficially own 69,337,213 shares of the Issuer's Common Stock, or 85.8% of the Issuer's Common Stock, assuming: (1) full conversion of the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock held by THLPV, exercise of the H Warrant and Common Call Warrant held by THLPV, as well as the exercise of all warrants held by THLPV to purchase additional shares of Series C Preferred Stock and Series D Preferred Stock, and subsequent conversion of such shares into Common Stock. As a result of the issuance of the Series K Preferred Stock to THLPV, the number of shares of Common Stock into which the shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock and Series H Preferred Stock are convertible upon exercise of such series of preferred stock increased pursuant to antidilution provisions in the preferred instruments governing such series of preferred stock.

      The above amount includes:

      (i) 12,143,659 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the U.S. Fund, 8,961,613 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Non-U.S. Fund, 691,754 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by the Co Investor, and 262,740 shares of Common Stock issuable upon conversion of Series B Preferred Stock directly beneficially owned by Blue Star;

      (ii) 6,018,802 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the U.S. Fund, 4,441,675 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 341,783 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by the Co Investor, and 131,295 shares of Common Stock issuable upon conversion of Series C Preferred Stock directly beneficially owned by Blue Star;

      (iii) 2,484,212 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the U.S. Fund, 1,833,268 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Non-U.S. Fund, 141,065 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by the Co Investor, and 54,193 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock of warrants to purchase Series C Preferred Stock directly beneficially owned by Blue Star;

      (iv) 7,478,915 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the U.S. Fund, 5,519,182 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 423,866 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by the Co Investor, and 163,973 shares of Common Stock issuable upon conversion of Series D Preferred Stock directly beneficially owned by Blue Star;

      (v) 1,591,517 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the U.S. Fund, 1,174,489 shares of Common Stock issuable upon the exercise, and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Non-U.S. Fund, 90,205 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by the Co Investor, and 34,888 shares of Common Stock issuable upon the exercise and subsequent conversion to Common Stock, of warrants to purchase Series D Preferred Stock directly beneficially owned by Blue Star;

      (vi) 2,062,330 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the U.S. Fund, 1,525,422 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by the Non-U.S. Fund, 116,482 shares of Common Stock issuable upon


                              Page 12 of 21 Pages
conversion of Series G Preferred Stock directly beneficially owned by the Co Investor, and 47,829 shares of Common Stock issuable upon conversion of Series G Preferred Stock directly beneficially owned by Blue Star;

      (vii) 5,032,791 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the U.S. Fund, 3,657,678 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the Non-U.S. Fund, 300,093 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by the Co Investor, and 116,744 shares of Common Stock issuable upon conversion of Series H Preferred Stock directly beneficially owned by Blue Star;

      (viii) 544,045 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the U.S. Fund, 395,395 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the Non-U.S. Fund, 32,440 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by the Co Investor, and 12,620 shares of Common Stock issuable upon exercise of the H Warrant directly beneficially owned by Blue Star;

      (ix) 816,068 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the U.S. Fund, 593,093 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the Non-U.S. Fund, 48,660 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by the Co Investor, and 18,930 shares of Common Stock issuable upon exercise of the Common Call Warrant directly beneficially owned by Blue Star; and

      (ix) 13,500 shares of restricted stock issued to the U.S. Fund and 20,000 shares of Common Stock issuable upon exercise of stock options issued to the U.S. Fund previously issued in connection with services rendered by the U.S. Fund to the Issuer's Board of Directors.

      The above amounts do not include:

      171,629,071 shares of Common Stock issuable upon conversion of the Series I Preferred Stock held by THLPV which may not be converted until shareholder approval of the issuance of the Series I Preferred and the amendment to the Certificate of Incorporation to increase in the number of authorized shares of Common Stock and Preferred Stock as discussed in Item 4 above.

      70,686,759 shares of Common Stock issuable upon conversion of the Series J Preferred Stock held by THLPV which may not be converted until shareholder approval of the issuance of the Series J Preferred Stock and the amendment to the Certificate of Incorporation to increase in the number of authorized shares of Common Stock and Preferred Stock as discussed in Item 4 above.

      72,666,660 shares of Common Stock issuable upon conversion of the Series K Preferred Stock held by THLPV which may not be converted until shareholder approval of the issuance of the Series K Preferred Stock and the amendment to the Certificate of Incorporation to increase in the number of authorized shares of Common Stock and Preferred Stock as discussed in Item 4 above.

      85,528 shares issuable upon exercise of warrants to purchase Common Stock owned by the U.S. Fund and 73,573 shares issuable upon exercise of warrants to purchase Common Stock owned by the Non-U.S. Fund (the "Option Warrants"). The Option Warrants become exercisable only in the event and to the extent that 600,000 options granted under the Issuer's 2000 Stock Option Plan set forth as
Exhibit 9 to the Schedule 13D originally filed on September 4, 2002, are exercised, on a pro rata basis.

      THLPV's acquisitions of the Series J Preferred Stock discussed in this Amendment were made for investment purposes in the ordinary course of business. Except as set forth in the preceding paragraphs and in Item 4 above, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                              Page 13 of 21 Pages

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

      Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

      The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Percentages in section (a) below calculate the direct beneficial ownership for the U.S. Fund, the Non-U.S. Fund, Co Investor and Blue Star based on the holdings of each entity separately. The calculations for each entity assume that none of the other entities have converted any of their holdings into Common Stock, and as such, shares beneficially owned by other entities are excluded from both the numerator and the denominator when calculating percentage ownership. In addition, percentages for each class of stock are based on the assumption that no other class or series of stock has been converted into Common Stock. Accordingly, by virtue of the exclusion of such shares from the denominator in calculating percentage ownership, the aggregate percentages set forth for each entity and series of stock below may exceed 100%. Aggregated information for direct and indirect beneficial ownership for the U.S. Fund, the Non-U.S. fund, Co Investor and Blue Star is provided in the final paragraph of
Item 5(a) below.

      (a) U.S. Fund (i) directly beneficially owns 1,545,111 shares of Series B Preferred Stock representing 55.05% of the outstanding Series B Preferred Stock and 51.42% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the U.S. Fund; (ii) directly beneficially owns 1,100,978 shares of Series C Preferred Stock representing 55.05% of the outstanding shares of Series C Preferred Stock and 34.41% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the U.S. Fund; (iii) directly beneficially owns 454,420 warrants to purchase shares of Series C Preferred Stock representing 24.99% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 17.80% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (iv) directly beneficially owns 560,144 shares of Series D Preferred Stock representing 36.91% of the outstanding Series D Preferred Stock of the Issuer and 39.46% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the U.S. Fund; (v) directly beneficially owns 119,199 warrants to purchase shares of Series D Preferred Stock representing 7.28% of the outstanding


                              Page 14 of 21 Pages

            Series D Preferred Stock of the Issuer assuming exercise of such warrants and 12.18% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the U.S. Fund; (vi) directly beneficially owns 1,832,167 shares of Series G Preferred Stock, or 31.24% of the outstanding Series G Preferred Stock of the Issuer and 15.24% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the U.S. Fund; (vii) directly beneficially owns 108,809 shares of Series H Preferred Stock, or 21.76% of the outstanding Series H Preferred Stock of the Issuer and 30.49% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the U.S. Fund; (viii) directly beneficially owns an H Warrant to purchase 544,045 shares of Common Stock upon exercise of such warrant, representing 21.76% of the H Warrants and 4.53% of the Common Stock of the Issuer assuming exercise of such H Warrant; (ix) directly beneficially owns a Common Call Warrant to purchase 816,068 shares of Common Stock upon exercise of such warrant, representing 21.76% of the Common Call Warrants and 6.64% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant and (x) directly beneficially owns 13,500 shares of restricted stock and 20,000 options to purchase Common Stock directly beneficially owned by the U.S. Fund. Assuming exercise and/or conversion of all of the above described shares held by the U.S. Fund, the U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 38,205,838 shares of the Issuers Common Stock, representing 76.9% of the outstanding shares of the Issuer's Common Stock, on a fully diluted basis.

            Non-U.S. Fund (i) directly beneficially owns 1,140,240 shares of Series B Preferred Stock representing 40.62% of the outstanding Series B Preferred Stock and 43.85% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by the Non-U.S. Fund; (ii) directly beneficially owns 812,485 shares of Series C Preferred Stock representing 40.62% of the outstanding shares of Series C Preferred Stock and 27.91% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Non-U.S. Fund; (iii) directly beneficially owns 335,347 warrants to purchase shares of Series C Preferred Stock representing 14.36% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 13.78% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; (iv) directly beneficially owns 413,367 shares of Series D Preferred Stock representing 27.24% of the outstanding Series D Preferred Stock of the Issuer and 32.48% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Non-U.S. Fund; (v) directly beneficially owns 87,965 warrants to purchase shares of Series D Preferred Stock representing 5.48% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 9.29% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Non-U.S. Fund; (vi) directly beneficially owns 1,355,183 shares of Series G Preferred Stock, or 23.10% of the outstanding Series G Preferred Stock of the Issuer and 11.74% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Non-U.S. Fund; (vii) directly beneficially owns 79,079 shares of Series H Preferred Stock, or 15.82% of the outstanding Series H Preferred Stock of the Issuer and 24.17% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the Non-U.S. Fund; (viii) directly beneficially owns an H Warrant to purchase 395,395 shares of Common Stock upon exercise of such warrant, representing 15.82% of the H Warrants and 3.33% of the Common Stock of the Issuer assuming exercise of such H Warrant; and (ix) directly beneficially owns a Common Call Warrant to purchase 593,093 shares of Common Stock upon exercise of such warrant, representing 15.82% of the Common Call Warrants and 4.92% of the Common Stock of the Issuer assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by the Non-U.S. Fund, the Non-U.S. Fund would have direct beneficial ownership of and shared voting power with respect to 28,101,815 shares of the Issuers Common Stock, representing 71.0% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            Co Investor (i) directly beneficially owns 88,016 shares of Series B Preferred Stock representing 3.14% of the outstanding shares of Series B Preferred Stock and 5.69% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by the Co Investor; (ii) directly


                              Page 15 of 21 Pages
            beneficially owns 62,520 shares of Series C Preferred Stock representing 3.13% of the outstanding shares of Series C Preferred Stock and 2.89% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by the Co Investor; (iii) directly beneficially owns 25,804 warrants to purchase shares of Series C Preferred Stock representing 1.27% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 1.21% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by the Co Investor; (iv) directly beneficially owns 31,746 shares of Series D Preferred Stock representing 2.09% of the outstanding Series D Preferred Stock of the Issuer and 3.56% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by the Co Investor; (v) directly beneficially owns 6,756 warrants to purchase shares of Series D Preferred Stock representing 0.44% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.78% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by the Co Investor; (vi) directly beneficially owns 103,488 shares of Series G Preferred Stock, or 1.76% of the outstanding Series G Preferred Stock of the Issuer and 1.01% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by the Co Investor; (vii) directly beneficially owns 6,488 shares of Series H Preferred Stock, or 1.30% of the outstanding Series H Preferred Stock of the Issuer and 2.55% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by the Co Investor; (viii) directly beneficially owns an H Warrant to purchase 32,440 shares of Common Stock upon exercise of such warrant, representing 1.30% of the H Warrants and 0.28% of the Common Stock assuming exercise of such Warrant; and (ix) directly beneficially owns a Common Call Warrant to purchase 48,660 shares of Common Stock upon exercise of such warrant, representing 1.30% of the Common Call Warrants and 0.42% of the Common Stock assuming exercise of such Common Call Warrant. Assuming exercise and/or conversion of all of the above described shares held by the Co Investor, the Co Investor would have direct beneficial ownership of and shared voting power with respect to 2,186,348 shares of the Issuers Common Stock, representing 16.0% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            Blue Star (i) directly beneficially owns 33,430 shares of Series B Preferred Stock representing 1.19% of the outstanding shares of Series B Preferred Stock and 2.24% of the Issuer's Common Stock assuming conversion of the Series B Preferred Stock held by Blue Star; (ii) directly beneficially owns 24,017 shares of Series C Preferred Stock representing 1.20% of the outstanding shares of Series C Preferred Stock and 1.13% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held by Blue Star; (iii) directly beneficially owns 9,913 warrants to purchase shares of Series C Preferred Stock representing 0.49% of outstanding Series C Preferred Stock of the Issuer assuming exercise of such warrants and 0.47% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares held by Blue Star; (iv) directly beneficially owns 12,281 shares of Series D Preferred Stock representing approximately 0.81% of the outstanding Series D Preferred Stock of the Issuer and 1.41% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock held by Blue Star; (v) directly beneficially owns 2,613 warrants to purchase shares of Series D Preferred Stock representing 0.17% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 0.30% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares held by Blue Star; (vi) directly beneficially owns 42,495 shares of Series G Preferred Stock, or 0.72% of the outstanding Series G Preferred Stock of the Issuer and 0.42% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock held by Blue Star; (vii) directly and indirectly beneficially owns 2,524 shares of Series H Preferred Stock, or 0.50% of the outstanding Series H Preferred Stock of the Issuer and 1.01% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by Blue Star; (viii) directly and indirectly beneficially owns an H Warrant to purchase 12,620 shares of Common Stock upon exercise of such warrant, representing 0.50% of the H Warrants and 0.11% of the Common Stock assuming exercise of such H Warrant; and (ix) directly and indirectly beneficially owns a Common Call Warrant to purchase 18,930 shares of Common Stock upon exercise of such warrant, representing 0.50% of the Common Call Warrants and 0.16% of the Common Stock assuming exercise of such Common Call Warrant. Assuming exercise and/or


                              Page 16 of 21 Pages
            conversion of all of the above described shares held by Blue Star, Blue Star would have direct beneficial ownership of and shared voting power with respect to 843,212 shares of the Issuer's Common Stock, representing 6.8% of the Issuer's outstanding Common Stock, on a fully diluted basis.

            THLPV collectively (i) directly and indirectly beneficially own 2,806,797 shares of Series B Preferred Stock representing 100% of the outstanding Series B Preferred Stock and 65.78% of the Common Stock of the Issuer assuming conversion of the Series B Preferred Stock held by THLPV; (ii) directly and indirectly beneficial own of 2,000,000 shares of Series C Preferred Stock representing 100% of the outstanding shares of Series C Preferred Stock and 48.80% of the Issuer's Common Stock assuming conversion of the Series C Preferred Stock held directly or indirectly THLPV; (iii) directly and indirectly beneficially own 825,484 warrants to purchase shares of Series C Preferred Stock representing 29.22% of outstanding Series C Preferred Stock of the Issuer assuming the exercise of such warrants and 28.23% of the Common Stock of the Issuer assuming the exercise of such warrants and conversion of the underlying shares directly or indirectly held by THLPV; (iv) directly and indirectly beneficially own 1,017,538 shares of Series D Preferred Stock representing 67.06% of the outstanding Series D Preferred Stock of the Issuer and 54.22% of the Common Stock of the Issuer assuming conversion of the Series D Preferred Stock directly or indirectly held by THLPV; (v) directly and indirectly beneficially own 216,533 warrants to purchase shares of Series D Preferred Stock representing 12.49% of the outstanding Series D Preferred Stock of the Issuer assuming exercise of such warrants and 20.13% of the Common Stock of the Issuer assuming exercise of such warrants and conversion of the underlying shares directly and indirectly held by THLPV; (vi) directly and indirectly beneficially own 3,333,333 shares of Series G Preferred Stock, or 56.83% of the outstanding Series G Preferred Stock of the Issuer and 24.64% of the Common Stock of the Issuer assuming conversion of the Series G Preferred Stock directly and indirectly held by THLPV;
            (vii) directly and indirectly beneficially owns 196,900 shares of Series H Preferred Stock, or 39.38% of the outstanding Series H Preferred Stock of the Issuer, and 44.25% of the Common Stock of the Issuer assuming conversion of the Series H Preferred Stock held by THLPV; (viii) directly and indirectly beneficially owns an H Warrant to purchase 984,500 shares of Common Stock upon exercise of such warrant, and 39.38% of the H Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 7.90% of the Common Stock assuming exercise of such H Warrant; (ix) directly and indirectly beneficially owns a Common Call Warrant to purchase 1,476,750 shares of Common Stock upon exercise of such warrant, and 39.38% of the Common Call Warrants outstanding issued in connection with the issuance of the Series H Preferred Stock, and 11.40% of the Common Stock assuming exercise of such Common Call Warrant; and (x) 13,500 shares of restricted stock and 20,000 options to purchase Common Stock directly beneficially owned by the U.S. Fund. Assuming exercise and/or conversion of all of the above described shares held by THLPV, THLPV would have direct and indirect beneficial ownership of and shared voting power with respect to 69,337,213 shares of the Issuers Common Stock, representing 85.8% of the Issuer's outstanding Common Stock, on a fully diluted basis.

      (b) Each of the Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas H. Lee, may be deemed to share voting and dispositive power with respect to 2,806,797 shares of Series B Preferred Stock, 2,000,000 shares of Series C Preferred Stock, 1,017,538 shares of Series D Preferred Stock, 825,484 warrants to purchase Series C Preferred Stock, 216,533 warrants to Purchase Series D Preferred Stock, the H Warrant to purchase 984,500 shares of Common Stock and the Common Call Warrant to purchase 1,476,750 shares of Common Stock beneficially owned by THLPV; and the 13,500 shares of restricted stock and 20,000 options to purchase Common Stock held by the U.S. Fund, each as described in Item 5(a) above, which represents 85.8% of the outstanding shares of Common Stock of the Issuer (assuming conversion of the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock; conversion and exercise of the warrants to purchase Series C Preferred Stock and Series D Preferred Stock; exercise of the H Warrant and the Common Call Warrant held by THLPV; and exercise of the 20,000 options to purchase Common Stock held by the U.S. Fund, on a fully diluted basis). Because the conversion of the Series I Preferred Stock, Series J Preferred Stock and Series K


                              Page 17 of 21 Pages

            Preferred Stock by THLPV is contingent upon shareholder approval, pursuant to Rule 13d-3(d)(1)(i), the Reporting Persons would not be deemed to be beneficial owner any of the 171,629,071, 70,686,759 and 72,666,660 shares of Common Stock issuable upon conversion of the Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock, respectively, until the date of shareholder approval of the Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock and the amendment to the Issuer's Certificate of Incorporation to increase the number of authorized Shares as discussed in Item 4 above. Accordingly, such shares of Common Stock have been excluded for purposes of the calculation of THLPV's aggregate beneficial ownership. However, assuming such approvals were obtained, upon conversion of the Series I Preferred Stock, Series J Preferred Stock and Series K Preferred Stock, THLPV directly or indirectly beneficially owned by THLPV, THLPV's aggregate beneficial ownership would represent 97.1% of the Issuer's Common Stock. The filing of this Schedule 13D by Fund Advisor, the Fund Advisor GP, the Fund Manager, the Fund Manager GP, and Thomas
            H. Lee shall not be construed as an admission that such entities are, for the purpose of Section 13(d) of the Exchange Act, (i) the beneficial owners of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series G Preferred Stock, the Series H Preferred Stock, Series I Preferred Stock, the warrants to purchase Series C Preferred Stock and Series D Preferred Stock, the H Warrant or the Common Call Warrant held by THLPV, or (ii) the 13,500 shares of restricted stock or 20,000 stock options directly beneficially owned by the U.S. Fund.

      (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

      (d)   Not applicable.

      (e)   Not applicable.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 - Schedule 13D Joint Filing Agreement, dated August 25, 2004 by and among TH Lee Putnam Ventures, L.P., a Delaware limited partnership, TH Lee Putnam Parallel Ventures, L.P., TH Lee Putnam Fund Advisors, L.P., a Delaware limited partnership, TH Lee Putnam Fund Advisors, LLC, a Delaware limited liability company, TH Lee Global Internet Managers, L.P., a Delaware limited partnership, TH Lee Global Internet Advisors, LLC, a Delaware limited liability company, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC, and Thomas H. Lee.

      Exhibit 2 - Series H Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock, dated October 10, 2002.*

      Exhibit 3 - Stock Purchase Agreement dated as of October 28, 2002, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

      Exhibit 4 - Warrant to Purchase Shares of Velocity Express Corporation dated October 28, 2002 issued to the TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

      Exhibit 5 - Call Warrant to Purchase Shares of Velocity Express Corporation Common Stock, dated October 28, 2002, issued TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.*

      Exhibit 6 - Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 28, 2002.*

      Exhibit 7 - Series I Certificate of Designation of Preferences and Rights of Series I Convertible Preferred Stock, dated October 20, 2003.**


                              Page 18 of 21 Pages

      Exhibit 8 - Stock Purchase Agreement dated as of October 20, 2003, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.**

      Exhibit 9 - Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 20, 2003.**

      Exhibit 10 - Letter Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated October 23, 2003.***

      Exhibit 11 - Series J Certificate of Designation of Preferences and Rights of Series J Convertible Preferred Stock, dated March 12, 2004.****

      Exhibit 12 - Stock Purchase Agreement dated as of April 23, 2004, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.****

      Exhibit 13 - Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated April 23, 2004.****

      Exhibit 14 - Series K Certificate of Designation of Preferences and Rights of Series K Convertible Preferred Stock, dated August 23, 2004.

      Exhibit 15 - Stock Purchase Agreement dated as of August 23, 2004, by and among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC.

      Exhibit 16 - Registration Rights Agreement among Velocity Express Corporation, TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P, THLi Co Investment Partners, LLC, a Delaware limited liability corporation, Blue Star I, LLC dated August 23, 2004.

      * Previously filed with Amendment No. 1 to this Schedule 13D dated November 12, 2002.

      ** Previously filed with Amendment No. 3 to this Schedule 13D dated October 22, 2003.

      ***Previously filed with Amendment No. 4 to this Schedule 13D dated October 30, 2003.

      ****Previously filed with Amendment No. 11 to this Schedule 13D dated May 4, 2004.


                              Page 19 of 21 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2004

                                     TH LEE PUTNAM VENTURES, L.P.

                                     By:      TH Lee Putnam Fund Advisors, L.P.,
                                              its general partner

                                     By:      TH Lee Putnam Fund Advisors, LLC,
                                              its general partner


                                     By:    /s/ James Brown
                                            ------------------------------------
                                            Name: James Brown
                                            Title:  Managing Director

                                     TH LEE PUTNAM PARALLEL VENTURES, L.P.

                                     By:      TH Lee Putnam Fund Advisors, L.P.,
                                              its general partner

                                     By:      TH Lee Putnam Fund Advisors, LLC,
                                              its general partner


                                     By:    /s/ James Brown
                                            ------------------------------------
                                            Name: James Brown
                                            Title:  Managing Director

                                     TH LEE PUTNAM FUND ADVISORS, L.P.

                                     By:      TH Lee Putnam Fund Advisors, LLC,
                                     its general partner

                                     By:    /s/ James Brown
                                            ------------------------------------
                                            Name: James Brown
                                            Title:  Managing Director



                                     TH LEE PUTNAM FUND ADVISORS, LLC

                                     By:    /s/ James Brown
                                            ------------------------------------
                                            Name: James Brown
                                            Title:  Managing Director




                              Page 20 of 21 Pages

                                     TH LEE GLOBAL INTERNET MANAGERS, L.P.

                                     By:    TH Lee Global Internet Advisors, LLC

                                     By:    /s/ James Brown
                                            ------------------------------------
                                            Name: James Brown
                                            Title:  Managing Director

                                     TH LEE GLOBAL INTERNET ADVISORS, LLC

                                     By:    /s/ James Brown
                                            ------------------------------------
                                            Name: James Brown
                                            Title:  Managing Director

                                     THLi COINVESTMENT PARTNERS, LLC

                                     By:      TH Lee Putnam Fund Advisors, L.P.,
                                     its general partner

                                     By:      TH Lee Putnam Fund Advisors, LLC,
                                     its general partner

                                     By:    /s/ James Brown
                                            ------------------------------------
                                            Name:  James Brown
                                            Title:  Managing Director

                                     BLUE STAR I, LLC

                                     By:    /s/ Thomas H. Lee
                                            ------------------------------------
                                            Name:  Thomas H. Lee
                                            Title:  Managing Member


                              Page 21 of 21 Pages